Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Earnings before provision for income taxes	$10,391	$15,165	$997	$7,872	$15,580
Fixed charges	6,471	1,789	1,149	1,100	1,133
Total earnings	16,862	16,954	2,146	8,972	16,713

Fixed Charges:
Interest expense	3,978	156	16	-	-
Estimate of interest within rental expense (a)	2,493	1,633	1,133	1,100	1,133
Total fixed charges	6,471	1,789	1,149	1,100	1,133

Ratio of earnings to fixed charges	2.61	9.48	1.87	8.16	14.75

(a)	Estimate of interest within rental expense has been deemed to be approximately 33% of rental expense.